                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            ------------------------

                               MyPoints.com, Inc.
                            (Name of Subject Company)

                               MyPoints.com, Inc.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  JOHN FULLMER
                             CHIEF EXECUTIVE OFFICER
                               MYPOINTS.COM, INC.
                                 100 CALIFORNIA
                             SAN FRANCISCO, CA 94044
                                 (415) 676-3700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                WITH COPIES TO:
                              ZANE M. COHN & Associates
                           150 North Michigan Avenue
                                   Suite 3300
                            Chicago, Illinois 60601
                               O: (312) 236-4100




/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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[UNITED LOGO]
                                        Contact:      United Airlines
                                                      Andy Plews
                                                      847/700-2679

                                                      Middleberg Euro RSCG
                                                      Jim Bolen
                                                      212/699-2671
                                                      jim@middleberg.com

                                                      MyPoints.com
                                                      Geoff Ossias
                                                      415/676-3700 x2210
                                                      geoff.ossias@mypoints.com

                                                      G.S. Schwartz & Co.
                                                      Rachel Peters
                                                      212/725-4500
                                                      rpeters@schwartz.com

              UNITED NEWVENTURES TO ACQUIRE LEADING INTERNET DIRECT
                   MARKETING AND MEMBERSHIP SERVICES COMPANY,
                                  MYPOINTS.COM


     CHICAGO and SAN FRANCISCO, June 4, 2001 - United NewVentures, a wholly owned subsidiary of UAL Corporation (NYSE: UAL) responsible for United Airlines' Internet initiatives and investments, and MyPoints.com (NASDAQ: MYPT), today announced they have signed a merger agreement. MyPoints.com is a leading Internet direct marketing and membership services company, known for its database-driven loyalty infrastructure. Under the terms of the merger agreement approved by MyPoints.com's Board of Directors, a subsidiary of United NewVentures will commence a cash tender offer to purchase all outstanding shares of common stock of MyPoints.com for $2.60 per share. The transaction is subject to customary conditions, including the valid tender of at least a majority of MyPoints.com's outstanding shares on a fully diluted basis. Following completion of the tender offer, any shares not purchased in the tender offer will be acquired for the same price in cash in a second-step merger.

     MyPoints.com's strong direct marketing capabilities will provide new tailored communications solutions to united.com and Mileage Plus members. In addition, the proposed acquisition allows United NewVentures and MyPoints.com to together build

                                     -more-

UNITED NEWVENTURES TO ACQUIRE LEADING INTERNET DIRECT MARKETING AND MEMBERSHIP SERVICES COMPANY, MYPOINTS.COM

Page 2


new services for their combined customer base. MyPoints.com's already active MyPoints(R) Program members will now have access to offers from United Airlines. One feature of the new relationship will begin immediately as United Airlines and MyPoints.com have entered into a redemption agreement enabling MyPoints(R) Program members to redeem their points for travel awards on United Airlines.

     "United NewVentures is committed to the development of new technologies that improve convenience and choice for our customers and enhance our core business. This proposed acquisition will allow us to communicate our special offers, upgrades and fares more effectively with our existing customers and also reach out to an expanded audience of new customers," said Doug Hacker, President of United NewVentures. "MyPoints.com's strong direct marketing capabilities and active user base make it a perfect complement to United's commitment to better serve our customers."

     "The proposed combination will create an even more powerful direct marketing organization, with a highly motivated consumer list and a suite of database-driven online media products that should be compelling to any advertiser," said John Fullmer, Chairman and CEO of MyPoints.com. "MyPoints(R) Program members will also gain access to special offers and travel awards from United Airlines, and MyPoints.com's advertising clients will benefit from an expanded base of motivated consumers."

     MyPoints.com will continue operations as a separate company headquartered in San Francisco with the technology center remaining in Schaumburg, IL.

ABOUT MYPOINTS.COM

     MyPoints.com (Nasdaq: MYPT) is a leading provider of Internet direct marketing and membership services. The Company's flagship MyPoints(R) Program features a True Opt-in(R) database of members and provides advertisers with an integrated suite of targeted media products--including HTML-enhanced email and dynamically-served Web offers. The Company has sales offices in cities nationwide. For detailed product information please call 1-800-890-9351, 212-699-8050, ext. 7702 from outside North America, or visit MyPoints.com at http://www.corp.mypoints.com.

                                     -more-

UNITED NEWVENTURES TO ACQUIRE LEADING INTERNET DIRECT MARKETING AND MEMBERSHIP SERVICES COMPANY, MYPOINTS.COM

Page 3


ABOUT UNITED AIRLINES

     United Airlines offers nearly 2,300 flights a day on a network that spans the globe. United's Web site is www.united.com.

ABOUT UNITED NEWVENTURES

     United NewVentures, founded in October 2000, is a wholly owned subsidiary of UAL Corp. that was created to focus the airline's Internet initiatives and investments into one company. United NewVentures provides United's customers with the latest technologies and services for their business and leisure travel needs. These services are provided in part through united.com, the official Web site for United Airlines, which allows passengers to research flight, schedule and fare information and purchase travel on over 500 airlines worldwide.

                                    -- UA --

     The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Any tender offer will be made only through an offer to purchase and related letter of transmittal. United NewVentures intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission no later than June 15, 2001. Investors and security holders are strongly advised to read the tender offer statement regarding the tender offer referred to in this press release, if and when such document is filed and becomes available, because it will contain important information.

     Any such tender offer statement would be filed by United NewVentures with the SEC. Investors and security holders may obtain a free copy of the tender offer statement (if and when filed and available) and other relevant documents on the SEC's web site at www.sec.gov. Any such tender offer statement and related materials may also be obtained for free by directing such requests to United NewVentures at (847) 700-1923.